NO ACT

DC
PO
3-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 2 4 2008
Washington, DC 20549

08042839

March 24, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2008

Re: JPMorgan Chase & Co.
Incoming letter dated March 10, 2008

Dear Ms. Goodman:

This is in response to your letter dated March 10, 2008 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. We also have received letters on the proponent's behalf dated March 10, 2008, March 11, 2008, March 12, 2008, March 13, 2008, and March 18, 2008. On February 15, 2008, we issued our response regarding JPMorgan Chase's view that JPMorgan Chase could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause JPMorgan Chase to violate state law. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
APR 0 1 2008
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

March 10, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of Kenneth Steiner Represented by John Chevedden Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On January 11, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, JPMorgan Chase & Co. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent"). The Proposal recommends that the Company's Board of Directors (the "Board") "adopt cumulative voting."

The No-Action Request indicated our belief that the Proposal may be excluded pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal. In a response dated February 15, 2008, the Staff concurred that the Proponent had not provided a statement from the record holder evidencing documentary support of his beneficial ownership, as required by Rule 14a-8(b); however, the Staff allowed the Proponent an additional seven calendar days to provide appropriate documentary support of his ownership of Company stock. We write supplementally, because of subsequent developments, to request that the Staff concur that the Proposal may properly be excluded from the 2008 Proxy

Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as Exhibit A (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

The Proposal is vague as to the method it intends to recommend that the Board "adopt" cumulative voting. As more fully described in the Delaware Law Opinion, insofar as the Proposal intends to recommend that the Board adopt cumulative voting by any method other than an amendment to the Company's Restated Certificate of Incorporation (the "Certificate"), the Proposal would, if implemented, cause the Company to violate the state law. Specifically, Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's shareholders with cumulative voting rights exclusively through its certificate of incorporation. *See 8 Del. C.* § 214 (stating that "*the certificate of incorporation*" may provide for cumulative voting) (*emphasis added*); *see also The Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors had to be counted on a straight basis because the certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) (noting that "because the [defendant company's] certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected").

The Company's Certificate does not provide for cumulative voting with respect to director elections. Consequently, because Delaware law requires that cumulative voting be implemented only in a company's certificate of incorporation, the adoption of cumulative voting would require an amendment to the Certificate. Although the Proposal is vague as to the suggested manner of adoption, insofar as the Proposal intends to recommend that the Board adopt cumulative voting by any method other than an amendment to the Certificate, the Proposal would, if implemented, cause the Company to violate Section 214 of the DGCL. As stated in the Delaware Law Opinion, when a "specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement that mechanism." The Staff previously has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the company's certificate of incorporation. *See AT&T, Inc.* (avail. Feb. 7, 2006).

Moreover, as explained more fully in the Delaware Law Opinion, Delaware law requires bilateral action by the board and shareholders to amend a company's certificate of incorporation. Section 242 of the DGCL requires that any amendment to a company's certificate of incorporation first be approved by the board of directors, declared advisable and then submitted by the board to the shareholders for adoption. In order to amend the certificate of incorporation, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment must affirmatively vote in favor of the amendment to the company's certificate of incorporation. *See 8 Del. C.* § 242(b)(1).

The Staff recently has concurred in the exclusion of several shareholder proposals submitted by the Proponent or his representative with identical resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." Specifically, the Staff has granted no-action relief in reliance on Rule 14a-8(i)(2), or Rule 14a-8(i)(2) and Rule 14a-8(i)(6), in each instance noting that "in the opinion of your counsel, implementation of the proposal would cause [the company] to violate state law." *Time Warner Inc.* (avail. Feb. 26, 2008); *Citigroup Inc.* (avail. Feb. 22, 2008); *Boeing Co.* (avail. Feb. 20, 2008); *AT&T, Inc.* (avail. Feb. 19, 2008). The shareholder proposals in these no-action requests, as well as the Proposal, are distinguishable from the cumulative voting shareholder proposal in *Wal-Mart Stores, Inc.* (avail. Mar. 20, 2007), where the Staff did not to concur in the omission of a shareholder proposal requesting that the company's board of directors "take all the steps in their power" to adopt cumulative voting. The Staff has recognized that a proposal requesting a company's board of directors "take all the steps in their power" to amend a certificate of incorporation is distinguishable from a proposal that a board of directors unilaterally adopt cumulative voting or amend a certificate of incorporation. *See The Home Depot, Inc.* (avail. Apr. 4, 2000) (noting that a shareholder proposal calling for the company to reinstate simple majority voting would not be excludable if it was "recast as a recommendation or request that the board of directors *take the steps necessary to implement the proposal*") (*emphasis added*). In contrast to *Wal-Mart*, the Proposal and the shareholder proposals cited above recommend that the Board "adopt cumulative voting," which it is not empowered to do under Section 242 of the DGCL.

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate applicable state law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(2). The Company is planning to finalize and print its 2008 Proxy Materials on March 25, 2008. We acknowledge that this no-action request is being submitted less than 80 calendar days before the Company expects to file its 2008 Proxy Materials on March 31, 2008, and request that the Staff agree to waive the 80-day requirement set forth in Rule 14a-8(j). We believe that the Company has "good cause" for this request based upon new Staff no-action letters relating to proposals with identical resolutions that have only recently become publicly available.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

ALG/jlk
Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
John Chevedden

100403180_2.DOC

EXHIBIT A

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

March 10, 2008

JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on April 5, 2006 (the "Certificate of Incorporation");

(ii) the By-laws of the Company; and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the

> number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation."). The Certificate of Incorporation does not provide for cumulative voting.

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide .... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots[.]

Id. at 192; McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed.) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirty-four jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation"). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental

> management duties to the corporation and its stockholders for six months. ... Therefore, we hold that the [contested provision] is invalid under Section 141(a).

Id. at 1291-1292 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2d ed. 2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently does not provide for cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) [i]f the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title

8 Del. C. § 242(b)(1); see 1 R. Franklin Balotti & Jesse A. Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law.") (Messrs. Balotti and Finkelstein are members of this firm). Because the implementation of the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to implement cumulative voting, the Company could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381.; See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely, and may not be altered by charter provision."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in the 1990 case of Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Id. at *30.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its

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[1] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who did not vote in favor of the proposals, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval").

In summary, the Board can not "adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would require an amendment to the Certificate of Incorporation and the Board does not have the power to unilaterally effect an

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[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders (and, even if the Board were to determine that such amendment is advisable, the Company could not guarantee that the stockholders of the Company would adopt such amendment).

The Securities and Exchange Commission (the "SEC") has previously taken a no-action position concerning a stockholder proposal similar to the Proposal in a situation where the corporation's certificate of incorporation did not provide for cumulative voting. Recently, the SEC granted no-action relief to Time Warner Inc. to exclude a stockholder proposal, the text of which is identical to the Proposal. Time Warner Inc. argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. Time Warner Inc. submitted a legal opinion of Richards, Layton & Finger, P.A. that concluded that the proposal, if adopted by the stockholders and implemented by the board of directors of Time Warner Inc., would be invalid under the General Corporation Law, on the grounds that any such amendment to the certificate of incorporation to provide for cumulative voting could not be unilaterally implemented by the board of directors. The SEC granted Time Warner Inc.'s request for no-action relief under Proxy Rule 14a-8(i)(2), without comment. See Time Warner Inc. SEC No-Action letter (Jan. 9, 2008).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/BWF

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 3 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The untimely company March 10, 2008 serial no action request even failed to provide any precedent for the Staff to consider a company serial no action request after a company's first no action request on the very same proposal did not receive concurrence as follows:

> [STAFF REPLY LETTER]
>
> February 15, 2008
>
> Response of the Office of Chief Counsel Division of Corporation Finance
>
> Re: JPMorgan Chase & Co. Incoming letter dated January 11, 2008
>
> The proposal relates to cumulative voting.
>
> Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1÷in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that JPMorgan Chase failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in JPMorgan Chase's request for additional information from the proponent. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if

JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

/s/

Greg Belliston

Special Counsel

Such an attempted evergreen no action process for companies is particularly prejudicial to shareholders especially when the text in a proposal is easily curable to meet a company objection.

For this reason and additional reasons to be forwarded, it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 4 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The no action process on this shareholder proposal topic has been tainted by the practices of Gibson, Dunn & Crutcher in the March 4, 2008 Pfizer no action request regarding a proposal on this same topic.

In the Pfizer no action request the March 6, 2008 no action request supplement arrived for the first time 5-days late from Gibson, Dunn & Crutcher on March 11. This letter had the critical company claim that it was finalizing its proxy materials on March 7, 2007 – only 3-days after its initial no action request. Thus the proponent was blindsided on the urgency of a rebuttal.

Subsequently on March 7, 2008 Pfizer received the no action concurrence requested without the shareholder knowing of such great urgency and before a rebuttal had yet been submitted.

It is an explicit violation of rule 14a-8 to withhold such critical information impacting the timing of a proponent rebuttal. It is also possible that Gibson, Dunn & Crutcher sat on cited-cases like AT&T, Inc. (February 19, 2008) until a 3-day urgency could be claimed.

A company or a firm that violates rule 14a-8 should not be granted a no action concurrence with the added service of an expedited 3-day turnaround.

In other words the blindsiding company no action request is an implicit claim that companies are unequally free to be excused from strict adherence to rule 14a-8.

Now with a Staff Reply Letter obtained under urgency and blindsiding, it is possible that other similar no action requests by Gibson, Dunn & Crutcher will be prejudiced in their consideration – because it will be difficult to unring the bell on Pfizer Inc. (March 7, 2008).

Additionally Gibson, Dunn & Crutcher filed the first no action request on this JPMorgan Chase cumulative voting proposal and this was already decided in JPMorgan Chase & Co. (February 15, 2008).

For this reason, the March 10, 2008 reasons and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 5 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

Attached is the February 29, 2008 company letter which included the text of the Cumulative Voting rule 14a-8 proposal which the company said it intends to include in its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders. This company formatted proxy text has not been addressed by the Gibson, Dunn & Crutcher no action request.

For this reason, the reasons in the letters dated March 10, 2008, March 11, 2008 and additional reasons to be forwarded, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

February 28, 2008

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am writing to you on behalf of JPMorgan Chase & Co. (the "Company") in response to the shareholder proposal submitted by Kenneth Steiner, for consideration at the Company's 2008 Annual Meeting of Shareholders (the "Proposal"). Mr. Steiner has appointed you to act as his proxy on his behalf. Pursuant to Rule 14a-8(m) of the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's statement in response to the Proposal. The Company intends to include this statement in its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders.

Please contact the undersigned if you have any questions regarding this matter.

Sincerely,

Horan

Enclosure

cc: Mr. Kenneth Steiner

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

426779:v1

Proposal 9 – Cumulative voting

Mr. John Chevedden, as agent for Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the holder of 1,350 shares of common stock, has advised us that he intends to introduce the following resolution:

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at GM in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice - safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library, http://www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay - $41 million for our former Chairman.
- We did not have an Independent Chairman or even a Lead Director - Independent oversight concern.
- Nine directors were designated as "Accelerated Vesting" directors due to their involvement with a board that sped up stock option vesting in order to avoid recognizing the related cost: Mr. Burke, Mr. Crown, Mr. Dimon, Ms. Futter, Mr. Gray, Mr. Jackson, Mr. Lipp, Mr. Novak, and Mr. Raymond
- Mr. Raymond, with 20-years JPM director tenure, chaired our compensation committee - Independence concern.

Additionally:

- We had 2 inside directors and 3 directors with 15 to 20 years tenure each - Independence concerns.
- Five of our directors served on 6 boards rated "D" or "F" by The Corporate Library:

1) Mr. Crown	General Dynamics (GD)
2) Ms. Futter	American International Group (AIG)
3) Mr. Gray	Dell (DELL), Pfizer (PFE)
4) Mr. Jackson	Home Depot (HD)
5) Mr. Cote	Honeywell (HON)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting

Yes on 9

Board response to proposal 9:

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The Firm has strong corporate governance standards – JPMorgan Chase has strong corporate governance standards, including:

- Majority voting standard for the election of directors in uncontested elections, with plurality voting in contested elections, and a director resignation policy;
- Annual election of all directors;
- More than two-thirds of the Board composed of independent directors, and Governance, Compensation and Audit Committees composed entirely of independent directors;
- Right of shareholders to call special meetings; and

- Stated range for the size of the Board.

Our strong foundation of corporate governance principles already in place, and apart from the specific objections to cumulative voting discussed below, obviate the need for cumulative voting.

One share, one vote best serves shareholder interests – The Firm, like most other major corporations, provides that each share of common stock is entitled to one vote for each nominee for director. The Board of Directors believes that this voting method for electing directors best serves the interests of our company and our shareholders.

Cumulative voting can increase the risk of special interests and partisanship – Cumulative voting could impair the effective functioning of the Board by electing a director obligated to represent the special interests of a small group of shareholders, rather than all of the Firm's shareholders. Cumulative voting also introduces the possibility of partisanship among directors, which could weaken their ability to work effectively together, a requirement essential to the successful functioning of any board of directors. Allowing each share of common stock to have one vote for each director nominee encourages accountability of each director to all of our shareholders.

Cumulative voting is inconsistent with majority voting for directors – The concept of majority voting has received substantial support from a wide range of commentators and public companies and has received high shareholder support when presented in the form of shareholder proposals. Many advocates of majority voting do not, however, support cumulative voting in combination with majority voting because of the risk that the combination could be destabilizing and imprudent.

Because each director oversees the management of the Firm for the benefit of all shareholders, the Board believes that changing the current voting procedures would not be in the best interests of shareholders.

Accordingly, the Board recommends a vote against this proposal.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 13, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 6 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

In the case of The Home Depot (April 4, 2000) the words "take the steps necessary to" was permitted by the Staff to be added to a proposal which included the word "recommendation" in the first sentence of the original resolved statement. This is to respectfully request that this proposal be similarly allowed to add the words "take the steps necessary to."

This is the text of The Home Depot proposal in 2000 (bold added):

> ADOPT SIMPLE-MAJORITY VOTE
> Reinstate simple majority vote on all issues subject to shareholder vote (a **recommendation**). Delete Home Depot (HD) requirements for greater than a majority shareholder vote. Also, require that any future super-majority proposal be put to shareholder vote—as a separate resolution.

This is directly from the April 4, 2000 Staff Reply Letter in The Home Depot (bold added):

> There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the entire portion of the proposal under the caption "Resolved" were recast as a recommendation or request that the board of directors **take the steps necessary to** implement the proposal.

The Home Depot January 26, 2000 no action request letter cited a bilateral procedure at The Home Depot similar to the JPMorgan Chase & Co. claim of a bilateral procedure (bold added):

> (1) Article EIGHTH of the Charter requires the affirmative vote of a super-majority of the Company's shares to adopt or authorize certain business combinations, a proposed dissolution of the Company or certain amendments to the Charter. The Proposal, if adopted, would in effect provide for the immediate repeal of Article EIGHTH and the reinstatement of simple majority vote. This directly conflicts with DGCL Section 242(b)(1), which specifies the procedure by which a certificate of incorporation may be amended. **Section 242(b)(1) of the DGCL requires the board of directors to first "adopt a resolution setting**

forth the amendment proposed...." Following this action, the board of directors is to "direct[] that the amendment proposed be considered at the next annual meeting of the stockholders." Finally, at the stockholders' meeting, the stockholders entitled to vote cast votes for and against the proposed amendment.

For this reason, the reasons in the letters dated March 10, 2008, March 11, 2008, March 12, 2008, additional reasons to be forwarded, and **JPMorgan Chase & Co. (February 15, 2008)** it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (February 15, 2008)
 # 7 JPMorgan Chase & Co. (JPM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

If a company is permitted to receive consideration for a second no action request on the same proposal after its first no action request did not receive Staff concurrence, then it would only be fair that the shareholder should have a corresponding second chance opportunity to revise text in the "Resolved" statement.

In the case of The Home Depot (April 4, 2000) the words "take the steps necessary to" was permitted by the Staff to be added to a proposal which included the word "recommendation" in the first sentence of the original resolved statement. This is to respectfully request that this proposal be similarly allowed to add the words "take the steps necessary to."

This is the text of The Home Depot proposal in 2000 (bold added):

> ADOPT SIMPLE-MAJORITY VOTE
> Reinstate simple majority vote on all issues subject to shareholder vote (a **recommendation**). Delete Home Depot (HD) requirements for greater than a majority shareholder vote. Also, require that any future super-majority proposal be put to shareholder vote—as a separate resolution.

This is directly from the April 4, 2000 Staff Reply Letter in The Home Depot (bold added):

> There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the entire portion of the proposal under the caption "Resolved" were recast as a recommendation or request that the board of directors **take the steps necessary to** implement the proposal.

The Home Depot January 26, 2000 no action request letter cited a bilateral procedure at The Home Depot similar to the JPMorgan Chase & Co. claim of a bilateral procedure (bold added):

> (1) Article EIGHTH of the Charter requires the affirmative vote of a super-majority of the Company's shares to adopt or authorize certain business

combinations, a proposed dissolution of the Company or certain amendments to the Charter. The Proposal, if adopted, would in effect provide for the immediate repeal of Article EIGHTH and the reinstatement of simple majority vote. This directly conflicts with DGCL Section 242(b)(1), which specifies the procedure by which a certificate of incorporation may be amended. **Section 242(b)(1) of the DGCL requires the board of directors to first "adopt a resolution setting forth the amendment proposed...." Following this action, the board of directors is to "direct[] that the amendment proposed be considered at the next annual meeting of the stockholders." Finally, at the stockholders' meeting, the stockholders entitled to vote cast votes for and against the proposed amendment.**

For this reason, the reasons in the letters dated March 10, 2008, March 11, 2008, March 12, 2008, March 13, 2008, additional reasons to be forwarded, and **JPMorgan Chase & Co. (February 15, 2008)** it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden
Proxy for Kenneth Steiner

cc:
Kenneth Steiner

Anthony J. Horan <ANTHONY.HORAN@chase.com>

END